EXHIBIT 99


FOR IMMEDIATE RELEASE

ACME ELECTRIC REPORTS FOURTH QUARTER RESULTS


     EAST AURORA, N.Y., August 15, 1996 -- Acme Electric Corporation (NYSE:
ACE) today reported that the results of consolidated operations for the thirteen-week period ended June 30, 1996, were net sales of $24,040,000 and net income of $148,000, or $.03 per share, compared with net sales of $24,689,000 and a net loss of $434,000, or $.09 per share, during the comparable period of the prior year.
     Results for the full fiscal year ended June 30, 1996, were record net sales of $96,551,000 with a net loss of $.06 per share, compared with net sales of $91,127,000 and net income of $992,000, or $.20 per share, during the prior year.
     Robert J. McKenna, Chairman and Chief Executive Officer, stated that, "We are gratified by continued sales increases resulting in record sales for the year. We continue our recovery from losses incurred in the second quarter due to the costs of implementing Demand Flow Technology (DFT) in manufacturing operations and due to unusually high material cost increases."
     Mr. McKenna added that, "We look forward to improved performance in future periods as DFT yields operating gains and margins improve as prices are increased in selected markets."
     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C. and Tempe, Ariz.

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ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except for per share data)

                               FOR THE YEAR ENDED    FOR THE 13 WEEKS ENDED
                               06/30/96   06/30/95    06/30/96    06/30/95
                               --------   --------    --------    --------
Net Sales                       $96,551    $91,127     $24,040     $24,689
Net Income (Loss)                  (280)       992         148        (434)
Earnings (Loss) Per Share         $(.06)      $.20        $.03       $(.09)
Weighted Number of Shares
  Outstanding Used to Compute
  Income Per Common Share     4,955,626  4,924,887   4,962,196   4,960,048

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